FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SCHEDULE TO THE CODE OF ETHICS

POLICY OF CONSEQUENCES AND DISCIPLINARY MEASURES OF

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

1.      PURPOSE

Establishing guidelines to apply Disciplinary Measures and Dismissals as a consequence for Associates of GPA's Business Units who fail to comply with applicable legislation, the GPA Code of Ethics, and Internal Policies.

2.      SCOPE

This policy will be applicable to all GPA's Associates (i.e., the Corporation, Multivarejo, and GPA Malls) and Assaí, except Éxito, which must have its own policy on these matters.

3.      DEFINITIONS

Investigations Area: this is the Company's internal area responsible for investigating all events to ascertain the facts and make sure that there is an actual connection between the Associate and the result of the identified action/misconduct, and these functions may be performed by the areas of Internal Audit, Security, loss prevention, or Ombudsman. The Investigations Area will be determined according to the Ombudsman's responsibility matrix.

Associate: this reference includes executives directors, directors, managers and employees of GPA and their business units, affiliates and subsidiaries.

Corporate Ethics Committee: a collegial body responsible for managing the GPA's Code of Ethics, ensuring that it is known to all associates and stakeholders and persons having a relationship with GPA, as well as ensuring that such Code of Ethics is efficient and effective.

Misconduct: any action taken by an Associate and/or that has involved the involvement of such Associate and that means any non-compliance with the current legislation and/or the Company's Internal Policies. Every Misconduct is subdivided into 2 modalities: disciplinary and serious.

•             A Disciplinary Misconduct will be characterized by situations involving working hours, noncompliance of Internal Policies and ordinary situations, provided, however, that there is NO practice of fraud or inappropriate advantage for the Associate him/herself or for Third Parties and such Associate DOES NOT HAVE a significant disciplinary history.

1

•             A Serious Misconduct will occur in situations (i) that characterize Disciplinary Misconduct, as long as it results from the practice of fraud or inappropriate advantage for the Associate him/herself or for Third Parties, or when such Associate has a significant disciplinary history; (ii) involving any topics in which THERE IS any fraud and/or inappropriate advantage for the Associate him/herself or for Third Parties, harassment (whether moral and/or sexual) and other breaches of the Code of Ethics, regardless of the existence or not of Disciplinary History, according to the Ombudsman's matrix.

Consequences: these may be dismissals, disciplinary measures or restrictions for promotion, salary increases and changes of position/transfers at the involved Associate's request, as assessed by the HR/Management of People area.

Dismissals: mode to terminate the employment contract that may take place when a Serious Misconduct is characterized. It may take place for cause or without cause.

Manager and Superior: those ones responsible for the mediate and immediate management of the Associate(s) suspected of performing any conduct that constitutes a breach of general legislation, internal procedures or the Code of Ethics, and who will be responsible for enforcing possible consequential penalties.

Disciplinary History: set of warnings and suspensions that an Associate has already received within a period of up one (01) year, counted retroactively to the date of any identified Misconduct or the date that the Company became aware of the facts. The definition of a “significant” Disciplinary History may vary according to the peculiarities and how serious are the particular case that will be investigated.

Disciplinary Measures: may be the following modalities: verbal or writing reprimand, and suspension.

Ombudsman: a channel aimed at mediating solutions that are in disarray with the Business Codes of Ethics and Conduct and related laws in force, such as fraud, corruption, discrimination, harassment, illegal acts, noncompliance with internal Policies or that have not been solved by any other processes or channels (within a suitable time of response or under a suitable quality) of the GPA group, identifying, encouraging improvements in behaviors or processes and minimizing risks, crises or conflicts.

Internal Policies: standards, policies, procedures, and any other internal documents that reflect the internal rules set forth by the Corporation and GPA's Business Units.

2

Investigation Report: a document prepared by any of the Investigations Areas including all information/details on Serious Misconduct, including and detailing all identified pieces of evidence proving the connection between such misconduct with the investigated Associate and/or Third Party or Third Parties being investigated.

Third Party: every individual who is not an Associate, such as, but not limited to, suppliers, service providers, intermediary agents, business partners and subcontractors.

4.      RESPONSIBLE AREAS, ROLES AND RESPONSIBILITIES

The following areas are responsible for this Policy: Ethics Committee, Ombudsman, Legal, HR / NAG and Personnel People Management, Compliance, Property Security, and Internal Audit.

Responsible Area	Roles and responsibilities
Ethics Committee	Ensuring compliance with GPA's Code of Ethics; setting forth guidelines connected to situations or matters of the GPA Code of Ethics, aiming at setting behavior standards and enforcement of sanctions.
Ombudsman's Office

Receiving reports and whistle-blowing of events and sending them to the investigations areas; intervening in solutions to events of violation whether of the Code of Ethics, the legislation in force, and Internal Policies; reporting indicators to the Ethics Committee; investigating events connected to harassment (moral and/or sexual) and inappropriate behavior.

- Legal, Labor Law area	Receiving reports from the Ombudsman and Investigations Areas; verifying risks and recommending disciplinary measures and dismissals to be enforced, whether for cause or without cause.
HR, People Management

Verifying and considering Associates' Disciplinary History in assessing their merit, promotions, and change of position/transfer of locations or areas at the Associate's request.

Enforcing the consequences provided for in this Policy whenever requested.

Compliance

Receiving indicators and requesting information about events and investigation results; suggesting updating and improvement of internal policies; communication and training; reporting to the Ethics Committee.

Property Security / Loss Prevention

Investigating complaints and whistle-blowing received from the Ombudsman's office connected to its area of activity, especially involving the loss of Company's assets (the Ombudsman's matrix determines the details of the topics)

Internal Auditors

Investigating complaints and whistle-blowing received from the Ombudsman's office connected to its area of activity, especially financial fraud and conflict of interests (the Ombudsman's matrix determines the details of the topics)

3

5.      SPECIFIC GUIDELINES

All GPA's Associates must comply with applicable Laws and Regulations in force in Brazil, as well as GPA's principles and values, the Code of Ethics guidelines, and Internal Policies. GPA does not tolerate noncompliance with laws and internal rules and will act with rigor to enforce the applicable consequences as set forth by GPA's Ethics Committee. The applicable consequences are the following:

o   Disciplinary Measures

o   Dismissals

In addition, when assessing Associates to be granted some merit, promotion, or change of position/ transfers at the request of the Associate, the HR People Management area should consider the Associate's Disciplinary History, registered with the Ombudsman and/or on the ADP system.

Every Misconduct must be reported by the Manager immediately so that appropriate measures can be taken.

•        In the event of any Disciplinary Misconduct identified by the Manager involving his or her team, the Manager shall enforce any disciplinary measures that may be appropriate or contact NAG if any question may arise.

4

•        If it is a Serious Misconduct, the Manager must open a call on the My Portal system to start addressing the situation.

Every and any Associate who becomes aware of any Misconduct has the duty to immediately report such event to the Ombudsman on the following channels:

BusineBusiness Unitss Unit	Phone numberTelephone	E-mailEmail
Corporation	0800 55 57 11	ouvidoria@gpabr.com
GPA Malls	0800 55 57 11	ouvidoria@gpamalls.com
Multivarejo	0800 55 57 11	ouvidoria@multivarejogpa.com.br
Assaí	0800 777 3377	ouvidoria@assai.com.br
Compre Bem	0800 774 3377	ouvidoria@comprebem.com.br

All reports from whistle-blowers will be treated confidentially and anonymously.

6.      CONSEQUENCES AND DISCIPLINARY MEASURES

6.1. Application of Disciplinary Measures

Disciplinary Measures should be used as a means of ensuring that the Associate is properly informed/punished as a result of the fact he/she was found practicing a Disciplinary Misconduct, as well as to make him/her aware and provide him/her with advice about the implications of his/her conduct, clarifying any possible questions to ensure that such Associate is no longer repeating such misconduct. Modalities: verbal and/or writing reprimand, and suspension.

The Ethics Committee may suggest Educational Measures, such as campaigns and training, to be provided to Associates based on the presentations of the Ombudsman's indicators.

In the event of a Disciplinary Misconduct, the disciplinary action will be determined and enforced by the Manager. In case of any question, the Manager should open a call on the My Portal system. Such calls are reviewed by the NAG who will determine the appropriate measure for the Manager to enforce.

In order to ensure that all consequences applied are duly recorded and kept, the Manager shall issue all disciplinary actions on the ADP system. Once the measure is applied, the supporting document must be scanned to be recorded on the Company's systems (My Portal).

5

If the measure applied is Suspension, the suspended Associate's payroll must discount the amount corresponding to the days during which such Associate is forbidden to work, and for such his/her absences must be duly recorded on his/her time card. The maximum period of days the Associate may be suspended is of 05 (five) consecutive days, which will be determined whether by the Manager, NAG, or Ombudsman, whoever is responsible for deciding on every specific case.

Important:

•        Disciplinary measures should be reviewed on a case by case basis, and will not be required to observe the order mentioned above, i.e., verbal reprimand, writing reprimand, and suspension. A suspension may be applied directly, depending on how serious the Misconduct is;

•        Dismissals shall be conducted in compliance with this Policy and also the Ombudsman's Investigation and Activation Policy. Dismissals for cause shall be performed after completing the flow of investigation procedure.

If it is a Serious Misconduct, the Manager must open a call on the My Portal system to start the process of addressing the situation, or directly with the Ombudsman's office, and in both cases the Ombudsman will carry out a preliminary review to be performed within two (02) business days from the date the whistle-blowing was received/opened. For events opened on the My Portal system, the Ombudsman will make the preliminary validation of the documents/pieces of evidence sent at the opening of such call, which must be in accordance with the list of documents informed on the system.

•        When the documentation is incomplete or irregular the Manager will be informed through the My Portal system to make the required corrections.

•        When the documentation is in order, the Ombudsman will forward the case to one of the Investigations Areas.

In case the investigation of the reported event is admissible:

•        The Investigations Area will forward the Reporting of Serious Misconduct to the Ombudsman, containing all the necessary information/evidence to prove the Associate's connection with the Serious Misconduct found;

o   Such document is essential for the Labor Law area to review cases in which dismissal can be done 'for cause'. Investigation Areas may contact the Labor Law area to align the contents of the Investigation Report before such document is finished. The Investigation Report shall be prepared/completed by the Investigations Area within the deadline set forth on the Ombudsman's matrix.

6

•        The Ombudsman will forward the Investigation Report for the Legal to review, from the legal point of view, the consequence to be applied.

•        The Legal area's opinion will be forwarded to the Ombudsman and, in the case of Associates holding positions of Executive Officer and Manager, and in cases of highly-critical Serious Misconduct, such opinion will also be forwarded to the HR - People Management area, determining the consequence to be applied;

•        The Ombudsman will refer the case to the Associate's manager for the recommendation to be applied.

o   It is forbidden to change the consequence to be applied to the Associate(s) after the Ombudsman discloses the recommendation, either to mitigate the penalty or to make it more severe.

•        The Associate's or Associates' Manager/Superior and/or the HR area (through the BP responsible for the area) will be responsible for applying the suitable consequence.

o   In cases of Termination for Cause, the HR area must be aware, necessarily.

o   A Termination for Cause is forbidden, for any reason or severity, without the prior opinion by the Labor Law area, except in case of voluntary abandonment of job, which has its own procedure.

6.2 Grading of Disciplinary Measures

Severity: the penalty applied by the Manager must be directly proportional to the fault committed and for this we must classify the nature and rate the severity of the breach, mitigating or aggravating circumstances to the committed breach, history of the transgressor, the used tools and aimed objectives, as well as the involved risks and the possible consequences of the penalty. Minor misconducts, small penalties. Serious misconducts, serious penalties. Repeat misconducts should have higher penalties.

Timeliness: every disciplinary measure must be applied immediately after the deliberation of the applicable penalty in the specific case to ensure the effectiveness of the punishment.

Causation: there must always be a nexus, a direct connection between the Misconduct and the Associate that will bear the consequence determined for a particular case.

Equal Treatment: the decision on consequence to be applied for a given Misconduct cannot have discriminatory effects. All Associates who practice such Misconduct must, considering the peculiarities of the specific case, suffer the determined consequence, regardless of their position or length of time in the Company.

7

No double penalty: an Associate cannot be punished twice and receive more than one consequence for the same misconduct. Once the disciplinary measure has been applied, it cannot be changed.

6.3 Consequences for Associates who have suffered Disciplinary Measures

When assessing Associates to be granted some merit, promotion, or change of position/ transfers at the request of the Associate, the HR / People Management area should consider the Associate's Disciplinary History, registered with the Ombudsman and/or on the ADP system.

7.      PENALTIES

Every Associate who witnesses the breach of any of the above rules has the duty to report such violation to the Ombudsman Channel. In addition, any failure to comply with the rules and guidelines provided for in this document may be considered a serious misconduct, subject to disciplinary sanctions based on the Ethics Committee Management Policy, the GPA Code of Ethics, and in this Policy.

8.      APPENDIXES

Not applicable.

8

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.